Exhibit (a)(5)(F)

FOR IMMEDIATE RELEASE	NEWS

Clal Industries Completes
Partial Cash Tender Offer for Fundtech

Tel Aviv, Israel, April 8, 2008 – Clal Industries and Investments Ltd. (TASE: CII) announced today that it has successfully completed its previously-announced tender offer to purchase up to 2,338,686 ordinary shares of Fundtech Ltd. (NasdaqGM & TASE: FNDT) at $12.50 per share, net to the seller in cash, less any required withholding taxes and without interest. The tender offer, which commenced on March 5, 2008, expired on Monday, April 7, 2008 at 10:00 a.m., New York time, or 5:00 p.m., Israel time.

Clal Industries has been advised by the depositaries for the tender offer that, as of the final expiration of the tender offer, a total of 2,104,720 Fundtech shares had been validly tendered and not properly withdrawn pursuant to the offer. As contemplated in the offer to purchase, Clal Industries has accepted for purchase all such tendered shares.

Payment for the shares accepted will be made promptly through American Stock Transfer & Trust Company or Clal Finance Batucha Investment Management Ltd., the depositaries for the tender offer.

After payment for the shares tendered in the offer and accepted for payment, Clal Industries will beneficially own 8,797,398 ordinary shares of Fundtech, representing approximately 56.4% of the issued and outstanding shares of Fundtech, or 57.1% when taken together with 98,498 additional ordinary shares beneficially owned by IDB Development Corporation Ltd., an affiliate of Clal Industries.

Forward-Looking Statements: This press release may contain forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, political events and fluctuations in the share price of Fundtech. Except as required by applicable law, Clal Industries undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

About Clal Industries and Investments Ltd.: Clal Industries is an Israeli holding company founded in 1956, whose shares are listed on the Tel Aviv Stock Exchange under the symbol “CII.” Clal Industries holds investments in companies that are predominantly located in Israel or that have significant ties or relations to Israel, and mainly conduct business in the fields of cement, textile, advanced technology and high-tech venture funds, biotechnology, communications and commerce.

Clal Industries Contact:
Gonen Bieber, Vice President - Finance
Tel: 972-3-6075787
Email: Gonen.Bieber@idb.co.il